Filed by KLA-Tencor Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Commission File No.: 000-09992

Frequently Asked Questions for KLA-Tencor Stockholders

Regarding the Election Process for Merger Consideration

To KLA-Tencor Corporation Stockholders:

The following FAQs address the process for making an election as to your preference for the form of consideration you will receive in the merger in which Lam Research Corporation will acquire KLA-Tencor Corporation. These FAQs supplement the information regarding the election in the joint proxy statement/prospectus of Lam Research and KLA-Tencor that was earlier provided to you, and in the “Election Form and Letter of Transmittal Information and Instruction Booklet,” which we refer to below as the “Instruction Booklet,” and should be read in conjunction with that joint proxy statement/prospectus and Instruction Booklet.

1.	I own my shares through a broker or bank (commonly referred to as in “street name”). How do I make an election as to the form of consideration that I will receive in the merger?

If your shares are held through a broker or bank in the name of the broker or bank, you are not the “record holder” of such shares, and are instead the “beneficial holder” of the shares held for you in what is known as “street name.” (“Record holders” should proceed to question #2 below regarding elections.) If this is the case, your broker or bank has sent you directions about how to instruct them about your election and you will need to follow these directions in order to properly and timely instruct your broker or bank as to the form of consideration that you desire in the merger.

Your broker or bank may have also sent you an Instruction Booklet. For “street name” holders, this document is for informational purposes only – unlike a record holder, you do not execute the record holder Election Form or a Letter of Transmittal as part of the election process. Instead, you must follow the directions provided specifically by your broker or bank.

2.	I am a record holder of shares. How do I make an election as to the form of consideration that I will receive in the merger?

An Election Form was mailed to each record holder of shares. In order to make a valid election, you must timely return a properly completed and signed Election Form, together with a properly completed Letter of Transmittal and related documentation (in each case as provided to you), to Computershare Trust Company, N.A. in accordance with the instructions in the Instruction Booklet.

If you are not a record holder, but instead you hold your shares in “street name,” you will need to follow the directions provided by your broker or bank in lieu of completing the record holder Election Form and Letter of Transmittal. Please refer to question #1 above, which describes the process for making an election for your “street name” shares.

3.	What if I do not make an election as to the form of consideration that I wish to receive in the merger?

You will receive the mixed consideration, consisting of 0.5 shares of Lam Research common stock and $32.00 in cash for each share of KLA-Tencor common stock you hold.

4.	Can I change my election after making an initial election?

Yes. You may change your election by subsequently submitting revised instructions prior to the deadline for making an election to either your broker or bank in whatever form they require if you hold your shares in “street name,” or to Computershare if you are a record holder.

If you hold your shares in “street name,” please contact your broker or bank, or contact D.F. King, the Information Agent for Lam Research, toll-free at 1-800-591-8268, if you have questions regarding changing your election.

If you are a record holder, please follow the instructions in the Instruction Booklet or contact D.F. King, the Information Agent for Lam Research, toll-free at 1-800-591-8268.

5.	Are there any fees associated with making an election?

If you hold your shares in “street name,” your broker or bank may charge you a fee to make an election or to change your election. These fees are determined by your broker or bank.

If you are a record holder, there is no fee for making an election (but you may be required to pay a fee to a third party in respect of a “medallion guarantee,” if required, or to obtain insurance for the transmittal of your shares, as described in the Instruction Booklet).

6.	What is the deadline for making or changing an election?

For record holders, the deadline of making or changing an election, which we refer to as the “Election Deadline”, will be the fourth business day after the satisfaction or waiver of the last of the conditions to the merger. The date of the Election Deadline is not currently known. Please refer to question #7 below, which describes the process for announcing the Election Deadline.

If you hold your shares in “street name,” your broker or bank will determine the date by which it needs to receive instructions from you to make or change an election, which is typically one to two days earlier than the Election Deadline that will be announced by Lam Research.

7.	Will the Election Deadline be publicly announced?

Yes. Lam Research will publish a press release announcing the Election Deadline at least three business days prior to the Election Deadline.

If you hold your shares in “street name,” your broker or bank will determine whether and how it will make known the date by which it needs to receive instructions from you to make or change an election, according to its policies and practices. As noted above in question #6, this date will typically be one to two days earlier than the Election Deadline, but will be determined by your broker or bank. Please contact your broker or bank if you have questions regarding their deadline for making or changing your election.

8.	I received a letter from my broker or bank indicating an election deadline of February 2016. Is this the date of the Election Deadline?

The February 2016 deadline noted in the letter from your bank or broker is not the actual Election Deadline. As noted above in question #6, the actual Election Deadline has not yet been announced and is not currently known. Some brokers or banks may have set preliminary election deadlines for their “street name” holders as their systems may have required a date to be included in the notice that was delivered, but these do not reflect the actual Election Deadline. We expect that each broker or bank will extend the date by which it needs to receive instructions from holders of shares in “street name” to a date closer to the actual Election Deadline, consistent with the internal deadlines and policies of each broker or bank.

Given the close proximity between the Election Deadline and the closing of the merger, you may not receive any additional communication from your broker or bank regarding the Election Deadline or their internal deadline for making or changing your election, so it will be important for you to call your broker or bank following the public announcement by Lam Research of the Election Deadline to the extent you have not already made an election for your shares at that time to determine your broker or bank’s internal deadline for making the election, which date may be prior to the Election Deadline to be announced by Lam Research (typically by one or two days).

9.	I hold my shares in “street name.” I received a letter from my broker or bank that discusses an “offer,” or an “ex-date,” or “rights and warrant subscriptions” or other matters that do not seem to be related to the merger. What does this mean?

The forms provided by your broker or bank may be generic to a variety of corporate actions. In the context of this merger, the forms likely refer to the election as to the form of consideration you wish to receive (either all cash, all stock or the mixed consideration). Please contact your broker or bank with any questions concerning the forms provided to you.

Please note that making an election regarding the form of consideration you wish to receive is separate from voting in respect of the merger. Your vote with respect to the merger needs to be made prior to the KLA-Tencor special stockholders meeting on February 19, 2016. If you hold your shares through your broker or bank in “street name” you must follow the voting instructions provided by your broker or bank. You may separately make an election regarding the form of consideration in accordance with the instructions described above.

10.	How can I get more information?

If you have any questions about the process to make your election or as to your preference regarding the form of consideration, the Election Form or related matters, please contact your broker or bank or D.F. King, the Information Agent for Lam Research, toll-free at 1-800-591-8268.

If you have a question about how to vote your shares in time for the February 19, 2016 special stockholders meeting, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-888-750-5834.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of KLA and Lam for their consideration. On December 7, 2015, Lam and KLA filed with the SEC a Registration Statement on Form S-4 which was amended on January 12, 2016 and declared effective by the SEC on January 13, 2016. The Registration Statement includes a joint proxy statement of Lam and KLA and a prospectus of Lam, which was mailed by KLA and Lam to their respective stockholders on or about January

19, 2016. KLA and Lam also plan to file other documents with the SEC regarding the proposed transaction. This document is incorporated into the Registration Statement and joint proxy statement/prospectus. Investors and security holders of KLA and Lam are urged to read the definitive Registration Statement and joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety because they contain, or will contain, important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by KLA on KLA’s Investor Relations website (ir.KLA.com) or by writing to KLA Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA), or by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction have been set forth in the joint proxy statement/prospectus filed with the SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015.